OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...15

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

R. H. DONNELLEY CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
74955W 30 7
(CUSIP Number)
David M. McPherson, Esq.
Latham & Watkins LLP
555 Eleventh Street NW
Suite 1000
Washington, DC 20004-1304
(202) 637-2200

Jeffrey Ferguson, Esq.
The Carlyle Group
1001 Pennsylvania Avenue NW
Suite 220 S
Washington, DC 20004
(202) 729-5626
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74955W 30 7	Page	2	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TCG Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,424,360

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,424,360

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,424,360

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	74955W 30 7	Page	3	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TC Group, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,424,360

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,424,360

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,424,360

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	74955W 30 7	Page	4	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TC Group III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,132,945

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,132,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,132,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	74955W 30 7	Page	5	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TC Group III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,132,945

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,132,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,132,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	74955W 30 7	Page	6	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TCG High Yield Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		291,415

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

291,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

291,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	74955W 30 7	Page	7	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TCG High Yield, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		291,415

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

291,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

291,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	74955W 30 7	Page	8	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Carlyle Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,922,560

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

5,922,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,922,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	74955W 30 7	Page	9	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): CP III Coinvestment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		208,227

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

208,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

208,227

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	74955W 30 7	Page	10	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Carlyle-Dex Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,270,302

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,270,302

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,270,302

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	74955W 30 7	Page	11	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Carlyle-Dex Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,731,856

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,731,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,731,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	74955W 30 7	Page	12	of	25

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Carlyle High Yield Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		291,415

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

291,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

291,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of R.H. Donnelley Corporation, a Delaware corporation (“Donnelley”). Donnelley’s principal executive office is located at 1001 Winstead Drive, Cary, North Carolina 27513.
     ITEM 2. IDENTITY AND BACKGROUND.
     (a), (b) and (c)
     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”) pursuant to
Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) TCG Holdings, L.L.C., a Delaware limited liability company, (2) TC Group, L.L.C., a Delaware limited liability company, (3) TC Group III, L.L.C., a Delaware limited liability company, (4) TC Group III, L.P., a Delaware limited partnership, (5) TCG High Yield Holdings, L.L.C., a Delaware limited liability company, (6) TCG High Yield, L.L.C., a Delaware limited liability company, (7) Carlyle Partners III, L.P., a Delaware limited partnership, (8) CP III Coinvestment, L.P., a Delaware limited partnership, (9) Carlyle-Dex Partners L.P., a Delaware limited partnership, (10) Carlyle-Dex Partners II L.P., a Delaware limited partnership, and (11) Carlyle High Yield Partners, L.P., a Delaware limited partnership. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.
     The Reporting Persons are principally engaged in the business of investment in securities. The principal address of each of the Reporting Persons is c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, NY 10022
     (d) and (e)
     During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The Reporting Persons acquired an aggregate of 9,424,360 shares of Donnelley Common Stock on January 31, 2006 pursuant to the Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Dex Media, Inc., a Delaware corporation (“Dex Media”), Donnelley and Forward Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Donnelley (“Merger Sub”). Pursuant to the Merger Agreement, Dex Media was merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving corporation.

In connection with the Merger, each share of Dex Media common stock was converted into the right to receive $12.30 in cash and 0.24154 of a share of Donnelley Common Stock. The Reporting Persons held an aggregate of 39,017,809 shares of common stock of Dex Media that were converted into 9,424,360 shares of Donnelley Common Stock on January 31, 2006.
     The description of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION.
     The Reporting Persons acquired an aggregate of 9,424,360 shares of Donnelley Common Stock as merger consideration for the shares of common stock of Dex Media that they owned prior to the Merger. All of the shares of Donnelley Common Stock held by the Reporting Persons were acquired primarily for investment purposes. Each of the Reporting Persons intends to monitor its investment in Donnelley on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional Donnelley Common Stock, dispose of some or all of the shares of Donnelley Common Stock then beneficially owned by it, discuss Donnelley’s business, operations, or other affairs with Donnelley’s management, board of directors, stockholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving Donnelley or take such other similar actions as such Reporting Person may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

					SOLE POWER	SHARED POWER
	AMOUNT		SOLE	SHARED	TO DISPOSE	TO DISPOSE
	BENEFICIALLY		POWER TO	POWER TO	OR TO	OR TO DIRECT
	OWNED AS OF	PERCENT	VOTE OR	VOTE OR TO	DIRECT THE	THE
	JANUARY 31,	OF	DIRECT	DIRECT THE	DISPOSITION	DISPOSITION
REPORTING PERSON	2006	CLASS:	THE VOTE:	VOTE:	OF:	OF:
TCG Holdings, L.L.C.	9,424,360	13.8%	0	9,424,360	0	9,424,360
TC Group, L.L.C.	9,424,360	13.8%	0	9,424,360	0	9,424,360
TC Group III, L.L.C	9,132,945	13.4%	0	9,132,945	0	9,132,945
TC Group III, L.P.	9,132,945	13.4%	0	9,132,945	0	9,132,945
TCG High Yield Holdings, L.L.C.	291,415	0.4%	0	291,415	0	291,415
TCG High Yield, L.L.C.	291,415	0.4%	0	291,415	0	291,415
Carlyle Partners III, L.P.	5,922,560	8.7%	0	5,922,560	0	5,922,560

					SOLE POWER	SHARED POWER
	AMOUNT		SOLE	SHARED	TO DISPOSE	TO DISPOSE
	BENEFICIALLY		POWER TO	POWER TO	OR TO	OR TO DIRECT
	OWNED AS OF	PERCENT	VOTE OR	VOTE OR TO	DIRECT THE	THE
	JANUARY 31,	OF	DIRECT	DIRECT THE	DISPOSITION	DISPOSITION
REPORTING PERSON	2006	CLASS:	THE VOTE:	VOTE:	OF:	OF:
CP III Coinvestment, L.P.	208,227	0.3%	0	208,227	0	208,227
Carlyle-Dex Partners L.P.	1,270,302	1.9%	0	1,270,302	0	1,270,302
Carlyle-Dex Partners II L.P.	1,731,856	2.5%	0	1,731,856	0	1,731,856
Carlyle High Yield Partners, L.P.	291,415	0.4%	0	291,415	0	291,415
     TC Group, L.L.C. is the managing member of TC Group III, L.L.C., which is the general partner of TC Group III, L.P., the sole general partner of each of Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Dex Partners L.P. and Carlyle-Dex Partners II L.P., which we collectively refer to as the Carlyle Funds. Accordingly, TC Group, L.L.C., through such entities, exercises investment discretion and control over the shares beneficially owned by each of the Carlyle Funds. TC Group, L.L.C. is also the managing member of TCG High Yield Holdings, L.L.C., which is the managing member of TCG High Yield, L.L.C., the sole general partner of Carlyle High Yield Partners, L.P. Accordingly, TC Group, L.L.C., through such entities, exercises investment discretion and control over the shares beneficially owned by Carlyle High Yield Partners, L.P. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, all of whom disclaim beneficial ownership of these shares.
     Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Donnelley Common Stock in the 60 days prior to the date of this statement. Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Donnelley Common Stock owned by the Reporting Persons.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.
     The information set forth in Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated by reference herein.
     In connection with Merger Agreement, Donnelley and Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle High Yield Partners, L.P., Carlyle-Dex Partners L.P. and Carlyle-Dex Partners II, L.P. (collectively, “Carlyle”) entered into a Sponsor Stockholders Agreement, dated as of October 3, 2005 (the “Sponsor Stockholders Agreement”), which provides that Carlyle will have the right to designate one individual for election to the Donnelley Board of Directors until such time as Carlyle no longer owns at least 5% of outstanding Donnelley Common Stock and will vote for the nominees nominated by Donnelley’s Nominating Committee, so long as the Donnelley Board of Directors consists of no more than 13 members and includes such Carlyle designee, the Chief Executive Officer of Donnelley and the Chairman of the Donnelley Board of Directors, with remaining directors being unaffiliated with Carlyle and a majority of directors of the Donnelley Board of Directors being independent under the New York Stock Exchange rules.
     Carlyle agreed in the Sponsor Stockholders Agreement not to acquire voting securities of Donnelley or securities convertible into voting securities if the acquisition would cause Carlyle to beneficially own more than 15% of Donnelley’s outstanding voting securities, as well as to other customary standstill provisions. These restrictions apply from the date of the Sponsor

Stockholders Agreement until shortly after the time when Carlyle owns less than 5% of Donnelley’s voting securities and/or the Carlyle designee has resigned from the Donnelley Board of Directors. Carlyle also agreed not to transfer shares to any person or group who would own more than 5% (or 15% in the case of passive investors) of Donnelley’s voting securities after the transfer unless such person or group became bound by the standstill provisions of the Sponsor Stockholders Agreement.
     Pursuant to the Sponsor Stockholders Agreement, Donnelley granted Carlyle certain customary rights to require Donnelley to register for resale under the federal securities laws shares of Donnelley Common Stock owned by Carlyle, including shares that Carlyle acquired in connection with the Merger.
     Also, in connection with the Merger Agreement, Donnelley and Carlyle entered into a Support Agreement, dated as of October 3, 2005 (the “Support Agreement”). The Support Agreement restricts Carlyle from transferring the Donnelley Common Stock acquired in connection with the Merger during the period from October 3, 2005 until three months after completion of the Merger.
     The descriptions of the Sponsor Stockholders Agreement and the Support Agreement in this Schedule 13D are qualified in their entirety by reference to such agreement, which are included as Exhibits hereto and incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1.	Joint Filing Agreement, dated as of February 10, 2006, by and among the Reporting Persons.*

2.	Agreement and Plan of Merger, dated as of October 3, 2005, by and among Dex Media, Inc., R.H. Donnelley Corporation and Forward Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Donnelley’s Form 8-K filed with the Securities and Exchange Commission on October 6, 2005).

3.	Sponsor Stockholders Agreement, dated as of October 3, 2005, among R.H. Donnelley Corporation, Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle High Yield Partners, L.P., Carlyle-Dex Partners L.P. and Carlyle-Dex Partners II L.P. (incorporated by reference to Exhibit 10.2 to Donnelley’s Form 8-K filed with the Securities and Exchange Commission on October 6, 2005).

4.	Support Agreement, dated as of October 3, 2005, among R.H. Donnelley Corporation, Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle High Yield Partners, L.P., Carlyle-Dex Partners L.P. and Carlyle-Dex Partners II L.P. (incorporated by reference to Exhibit 10.4 to Donnelley’s Form 8-K filed with the Securities and Exchange Commission on October 6, 2005).

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 10, 2006

TCG HOLDINGS, L.L.C.

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C. its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

TC GROUP III, L.L.C.

By:	TC Group, L.L.C. its Managing Member

By:	TCG Holdings, L.L.C. its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

TC GROUP III, L.P.

By:	TC Group III, L.L.C. its General Partner

By:	TC Group, L.L.C. its Managing Member

By:	TCG Holdings, L.L.C. its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

TCG HIGH YIELD HOLDINGS, L.L.C.

By:	TC Group, L.L.C. its Managing Member

By:	TCG Holdings, L.L.C. its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

TCG HIGH YIELD, L.L.C.

By:	TCG High Yield Holdings, L.L.C. its Managing Member

By:	TC Group, L.L.C. its Managing Member

By:	TCG Holdings, L.L.C. its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

CARLYLE PARTNERS III, L.P.

By:	TC Group III, L.P., its General Partner

By:	TC Group III, L.L.C., its General Partner

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

CP III COINVESTMENT, L.P.

By:	TC Group III, L.P., its General Partner

By:	TC Group III, L.L.C., its General Partner

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

CARLYLE-DEX PARTNERS L.P.

By:	TC Group III, L.P., its General Partner

By:	TC Group III, L.L.C., its General Partner

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

CARLYLE-DEX PARTNERS II L.P.

By:	TC Group III, L.P., its General Partner

By:	TC Group III, L.L.C., its General Partner

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director

CARLYLE HIGH YIELD PARTNERS, L.P.

By:	TCG High Yield, L.L.C., its General Partner

By:	TCG High Yield Holdings, L.L.C., its Managing Member

By:	TC Group, L.L.C., its Sole Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ John Harris

	Name:	John Harris
	Title:	Managing Director